As filed with the Securities and Exchange Commission on March 5 , 2018

Registration No. 333-178441

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

DAIKIN INDUSTRIES LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

JAPAN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street, New York, N.Y. 10286

Telephone (212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3032

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing

☒ March 12, 2018 at 8:30 AM EST

If a separate statement has been filed to register the deposited shares, check the following box. ☐

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item -1.	Description of Securities to be Registered
Item Number and Caption		Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary		Introductory Article
2. Title of American Depositary Shares and identity of deposited securities		Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by each American Depositary Share		Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities		Articles number 8 and 12
(iii) The collection and distribution of dividends		Articles number 9 and 13
(iv) The transmission of notices, reports and proxy soliciting material		Article number 8
(v) The sale or exercise of rights		Articles number 4 and 9
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization		Articles number 9 and 11
(vii) Amendment, extension or termination of the deposit agreement		Article number 13 and 18
(viii) Rights of holders of American Depositary Shares to inspect the transfer books of the depositary and the list of holders of American Depositary Shares		Article number 3
(ix) Restrictions upon the right to deposit or withdraw the underlying securities		Articles number 2, 3, 4, 6, 11, 12 and 14
(x) Limitation upon the liability of the depositary		Articles number 5, 8, 9, 12, 13 and 19

Item - 2.	Available Information
	Public reports furnished by issuer	Article number 8

Part II- Information Not Required in Prospectus.

Item – 3.	Exhibits

1.	Form of American Depositary Receipt and Statement of Terms and Conditions, which contains the form of deposit agreement relating to the American Depositary Shares registered hereunder. – Filed herewith as Exhibit 1.

4.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

5	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item – 4.	Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of American Depositary Shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 5, 2018.

Legal entity created by the agreement for the issuance of American Depositary Shares for shares of common stock, of Daikin Industries Ltd.

By: The Bank of New York Mellon,
As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of American Depositary Receipt and Statement of Terms and Conditions, which contains the form of deposit agreement relating to the American Depositary Shares registered hereunder.

5	Certification under Rule 466.